SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Publicly-held Company)

CNPJ/MF No. 06.164.253/0001-87 NIRE 35.300.314.441

CALL NOTICE

ANNUAL GENERAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of Gol Linhas Aéreas Inteligentes S.A. ("Company") are hereby called to attend the Annual General and Extraordinary Shareholders’ Meeting, to be held on April 30, 2024, at 10:00 a.m., exclusively in person, at Praça Comandante Linneu Gomes, s/nº, Portaria 3, in the Meeting Room of the Company’s Board of Directors, Jardim Aeroporto, ZIP Code 04626-020, in the city and State of São Paulo, to deliberate on the following agenda:

1.	Annual General Meeting

(a)          review of the Management’s accounts, examine, discuss and vote on the Company’s Financial Statements for the fiscal year ended on December 31, 2023;

(b)         resolve on the allocation of income for the fiscal year ended December 31, 2023;

(c)	fix the number of members of the Board of Directors;

(d)         elect the members of the Company's Board of Directors, pursuant to the terms of the Company’s Bylaws; and

(e)          determination of the annual global compensation of the Management for the year of 2024.

2.	Extraordinary General Meeting

(a) amend the heading of Article 5 of the Company's Bylaws to reflect the current capital stock of the Company, due to the capital increases approved by the Board of Directors, within the limit of the Company's authorized capital.

General Information:

We also inform that the documentation related to the agenda is available for consultation by the Shareholders at the Company's headquarters, as well as on the Investor Relations websites of the Company (http://www.voegol.com.br/ri), of the Brazilian Securities and Exchange Commission (“CVM”) (www.cvm.gov.br), and of B3 S.A. - Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br).

The Shareholder's participation may be: (i) in person; (ii) through a duly appointed proxy; or (iii) via remote voting ballot, through their respective custodian agents or directly to the Company, in accordance with CVM Resolution No. 81, of March 29, 2022, as amended.

The Shareholders of the Company who wish to participate of the Annual General and Extraordinary Shareholders’ Meeting, in person or by duly appointed proxy, must personally attend to the Annual General and Extraordinary Shareholders’ Meeting with a simple copy of the documents listed below or, preferably, send a simple copy of said documents to the email ri@voegol.com.br, with a request for confirmation of receipt, at least 3 (three) days prior to the date scheduled for the Annual General and Extraordinary Shareholders’ Meeting, i.e., until April 27, 2024:

For individuals:

•	Photo identity document of the shareholder or legal representative, if applicable;
•	Power of attorney with the clear identification of the signatory, if applicable; and
•	Proof of share ownership in the Company issued by the depositary institution, issued no later than 5 (five) days prior to the date of the Annual General and Extraordinary Shareholders’ Meeting.

For legal entities:

•	Latest bylaws or consolidated articles of association and corporate documents proving the legal representation of the shareholder, duly registered with the competent authority;
•	Legal representative’s photo identity document;
•	Power of attorney with the clear identification of the signatory, if applicable; and
•	Proof of share ownership in the Company issued by the depositary institution, issued no later than 5 (five) days prior to the date of the Annual General and Extraordinary Shareholders’ Meeting.

For investment funds:

•	Latest consolidated fund regulation, with evidence of its filling in the CVM’s website;
•	Bylaws or Articles of association of the administrator or manager of the fund, as the case may be, observed the vote policy of the fund, and corporate documents evidencing the legal representation, duly registered before the competent authority;

•	Legal representative’s photo identity document;
•	Power of attorney with the clear identification of the signatory, if applicable; and
•	Proof of share ownership in the Company issued by the depositary institution, issued no later than 5 (five) days prior to the date of the Annual General and Extraordinary Shareholders’ Meeting.

The Company does not require sworn translation of documents originally drafted in Portuguese, English, or Spanish. For other languages, the Company requires notarization, legalization, consularization and sworn translation of the shareholders' representation documents. The Company only accepts powers of attorney granted by shareholders in digital form, provided they are signed with the respective digital certification legally recognized in Brazil.

Detailed instructions on how to fill out and submit the remote voting ballot are available at the Company’s headquarters, as well as on the websites of the Company’s Investor Relations (www.voegol.com.br/ri), CVM (www.cvm.gov.br), and B3 (www.b3.com.br).

The minimum percentage to request the adoption of the multiple voting process for the election of members of the Board of Directors is 5% (five percent) of the voting capital stock, according to Article 141 of the Brazilian Corporations Law, and Article 1 of CVM Resolution No. 70, of March 22, 2022.

São Paulo, MArch28, 2024.

Constantino de Oliveira Junior

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer